SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 1
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2007
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2007 as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section, and

-	Exhibit (d) is hereby amended by inserting the “Recent Developments” section set forth on pages 3 to 10 hereof after the “Exchange Rate Information” section.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On May 29, 2008, the noon buying rate for cable transfers in New York City payable in euro was EUR 0.6440 per U.S. dollar ($1.5527 per euro).
RECENT DEVELOPMENTS
KFW
KfW’s Results for the Three Month Period Ended March 31, 2008
     The following information is based on unaudited financial information prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”). This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2008.
     The group’s total assets increased by 3%, or EUR 11.3 billion, from EUR 354.0 billion as of December 31, 2007 to EUR 365.3 billion as of March 31, 2008.
     The group’s operating result before valuation amounted to EUR 359 million for the three month period ended March 31, 2008. The group’s operating result before valuation for the full year 2007 amounted to EUR 1,357 million. The group’s operating result before valuation is before risk provisions for lending business, net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and net gains/losses from securities and investments. Under IFRS, in accordance with which KfW prepared its consolidated financial statements for the first time for the fiscal year ended December 31, 2007 (and contrary to German GAAP), net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and net gains/losses from securities and investments may be subject to significant fluctuation in each fiscal period and, accordingly, affect consolidated profit or loss for each such period.
Promotional Business Volume
     The following tables set forth a breakdown by business areas and by products of KfW Bankengruppe’s promotional business volume, which consists of commitments for loans, grants and guarantees as well as securitizations, during the first three months of 2008 as compared with the first three months of 2007.
Promotional Business Volume by Business Area

	Three months ended March 31,
	2008	2007
	(EUR in millions)
Investment finance
KfW Mittelstandsbank
Loan commitments (1)	2,343.9	2,827.7
Securitization transaction volume (2)	1,578.6	—
Advisory services (grants) (3)	6.1	—

Total KfW Mittelstandsbank	3,928.6	2,827.7

KfW Förderbank
Loan commitments	6,869.3	10,439.2
Securitization transaction volume (4)	—	4,588.8
Advisory services (grants) (3)	0.1	—

Total KfW Förderbank	6,869.4	15,028.1

Total investment finance (5)	10,798.0	17,855.8

	Three months ended March 31,
	2008	2007
	(EUR in millions)
Export and project finance (KfW IPEX-Bank)	2,951.7	5,433.4

Promotion of developing and transition countries
KfW Entwicklungsbank	269.8	392.7
DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	290.1	234.9

Total promotion of developing and transition countries	559.9	627.6

Total promotional business volume (6)	14,309.6	23,916.9

(1)	Includes guarantees and commitments for the ABS SME Portfolio. Guarantees amounted to EUR 6.4 million in the first quarter of 2008 and EUR 1.4 million in the first quarter of 2007. Commitments for the ABS SME Portfolio amounted to EUR 30.0 million in the first quarter of 2008 and EUR 101.5 million in the first quarter of 2007.

(2)	Consists of commitments made by KfW in transactions under the PROMISE program and its variations in the amount of EUR 1,577.8 million in the first quarter of 2008 (excluding first loss pieces retained by the originating banks in the amount of EUR 0.8 million) while there were no transactions in the first quarter of 2007.

(3)	Advisory services (grants) are shown since January 1, 2008. Comparative prior figures are not presented.

(4)	Consists of commitments made by KfW in transactions under the PROVIDE program and its variations in the amount of EUR 4,574.8 million in the first quarter of 2007 (excluding first loss pieces retained by the originating banks in the amount of EUR 14.0 million) while there were no transactions in the first quarter of 2008.

(5)	Commitments for 2007 have not been adjusted according to the new reporting methodology with respect to global loans and global funding facilities described in the text below. If commitments had been so adjusted, commitments for investment finance in the first quarter of 2007 would have been lower by EUR 3,892.6 million.

(6)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global loans and global funding facilities in 2008) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of global loans and global funding facilities in 2008, commitments represent the actual volume of funds disbursed in the relevant year.
Promotional Business Volume by Product

	Three months ended March 31,
	2008	2007
	(EUR in millions)
Financing commitments	12,724.8	19,328.03
of which loans (1)	12,034.3	18,583.2
of which guarantees	576.1	513.0
of which grants	84.4	130.2
of which ABS SME Portfolio	30.0	101.5
Securitization transaction volume	1,578.6	4,588.8
Advisory services (grants)	6.2	—

Total promotional business volume	14,309.6	23,916.9

(1)	Commitments for 2007 have not been adjusted according to the new reporting methodology with respect to global loans and global funding facilities described in the text below. If commitments had been so adjusted, commitments for loans in the first quarter of 2007 would have been lower by EUR 3,892.6 million.
     During the first quarter of 2008, KfW’s total promotional business volume declined substantially from EUR 23.9 billion during the first quarter of 2007 to EUR 14.3 billion during the first quarter of 2008. This decline was principally driven by a decrease in securitization transactions, one-time effects due to changes in the reporting methodology for commitments relating to global loans and global funding facilities, and a decrease in commitments of KfW IPEX-Bank.
     In its investment finance business area, KfW’s promotional business volume decreased by EUR 7.1 billion from EUR 17.9 billion in the first quarter of 2007 to EUR 10.8 billion in the first quarter of 2008. This decrease was due to, first, the absence of securitization transactions under KfW Förderbank’s PROVIDE program and its variations during the first quarter of 2008 compared to KfW Förderbank’s securitization transaction volume of EUR 4.6 billion during the first quarter of 2007. Changes in reporting commitments in connection with global loans and global funding facilities also led to a decrease of KfW Förderbank’s promotional business volume for the first quarter of 2008 compared to the first quarter of 2007. This effect is expected to level out by the end of the year. Starting in 2008, only amounts drawn down under global loans and global funding facilities as of the reporting date are presented as commitments. Previously, the total contract volume of global loans and global funding facilities as of the reporting date was presented as commitments regardless of the actual amount disbursed in the relevant financial period. Excluding global loans and global funding facilities, loan commitments of KfW Förderbank’s programs increased to EUR 4.8 billion in the first quarter of 2008, which represented an increase of EUR 0.4 billion as compared to the first quarter of 2007 and which was mainly driven by an increase in commitments for environmental investment programs.
     The large decrease of KfW Förderbank’s promotional business volume was partially offset by an increase in the promotional business volume of KfW Mittelstandsbank by EUR 1.1 billion to EUR 3.9 billion in the first quarter of 2008 compared to the first quarter of 2007. This increase was mainly due to two securitization transactions launched in the first quarter of 2008 in the total amount of EUR 1.6 billion compared to no such securitization transactions in the first quarter of 2007. This positive development was partially offset by a decrease of commitments from EUR 2.0 billion in the first quarter of 2007 to EUR 1.5 billion in the first quarter of 2008 in KfW Mittelstandsbank’s Unternehmerkredit program, which is its most important loan program.
     Commitments of export and project finance, extended by KfW IPEX-Bank, during the first quarter of 2008 amounted to EUR 3.0 billion compared with EUR 5.4 billion for the first quarter of 2007, which had been characterized by unusually high commitments due to a small number of large scale transactions. Commitments in the shipping sector and the manufacturing industries represented the bulk of commitments in the first quarter of 2008. EUR 1.1 billion of total commitments in the first quarter of 2008 related to KfW IPEX-Bank’s domestic business, while EUR 1.9 billion related to commitments outside Germany. The biggest share of commitments outside Germany was to Europe (36% of total new commitments), followed by North America (11%), Asia (7%) and Australia/Oceania (7%).
     Commitments for the promotion of developing and transition countries, which KfW provides either under its brand KfW Entwicklungsbank or through its wholly owned subsidiary DEG, amounted to EUR 560 million in the first quarter of 2008 compared to EUR 628 million in the first quarter of 2007. This decrease reflected a decrease in KfW Entwicklungsbank’s commitments, which amounted to EUR 270 million in the first quarter of 2008 compared to EUR 393 million in the first quarter of 2007. EUR 165 million of KfW Entwicklungsbank’s commitments in the first quarter of 2008 were funded from KfW’s own funds. The decrease was partially offset by an increase in commitments of DEG, which amounted to EUR 290 million in the first quarter of 2008 compared to EUR 235 million in the first quarter of 2007.
Sources of Funds
     KfW raised EUR 27.0 billion (including credit-linked certificates of indebtedness in the amount of EUR 0.3 billion) in the capital markets during the first three months of 2008. Of this total amount 37% was raised in U.S. dollars, 31% in euros and the remainder in 15 other currencies.

Capitalization of KfW Bankengruppe as of March 31, 2008

(EUR in millions)
Borrowings
Short-term funds	27,034
Bonds and other fixed-income securities	248,393
Other borrowings	39,634
Subordinated liabilities (1)	3,747

Total borrowings	318,808

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	6,254
Reserve from the ERP Special Fund	818
Retained earnings	5,431
Fund for general banking risks	120
Revaluation reserves	-322
Balance sheet profit/loss	-1,393

Total equity	14,208

Total capitalization	333,016

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2007, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.
     The capitalization of KfW Bankengruppe as of March 31, 2008 is not necessarily indicative of its capitalization to be recorded as of December 31, 2008. The decrease in total equity, which amounted to EUR 14,936 million as of December 31, 2007, reflects a decline of revaluation reserves due to valuation losses recognized directly in equity relating to available-for-sale financial assets as well as a decline of retained earnings due to losses from fair-value accounting for financial assets and derivatives used for hedging purposes, in both cases resulting primarily from the negative conditions affecting international financial markets. Additionally, the decrease of the fund for general banking risks reflects a partial write-down of KfW’s equity interest in IKB Deutsche Industriekreditbank AG (“IKB”) to market value as of March 31, 2008.
     The accounting treatment of financial assets under IFRS is expected to continue to lead to fluctuations in KfW’s equity going forward, depending, in large measure, on future volatility of market values of financial assets and derivatives. In addition, fair-value accounting in respect of certain derivatives used to hedge risks arising from financial assets or obligations may lead to temporary gains or losses, although these hedges, on a cash basis, are economically effective over the entire life of a hedge.
Other Recent Developments
Recent Privatization Initiatives
     On May 27, 2008, KfW issued exchangeable bonds due in June 2013 in an aggregate principal amount of EUR 3.3 billion, which are exchangeable into ordinary registered shares of Deutsche Telekom AG. Upon an exchange in full of these bonds, KfW’s ownership interest in Deutsche Telekom AG would be reduced by approximately 5.1% (approximately 221 million ordinary registered shares) of that company’s currently outstanding ordinary share capital. As of April 30, 2008, KfW held 735.5 million ordinary registered shares of Deutsche Telekom AG, which represented a stake of 16.9%. To KfW’s knowledge, the Federal Republic continued to hold a direct stake of 14.8 % in Deutsche Telekom AG as of April 30, 2008.

IKB
     Risk Protection for IKB. In the first quarter of 2008, no further increase in risk provisioning was recorded in connection with the risk protection provided to IKB by KfW. The decline during the first quarter of 2008 in the value of the assets securing the liquidity facilities extended to Rhineland Funding Capital Corporation by IKB and assumed by KfW, and a resulting increase in risk provisioning relating to such assets, had already been taken into account as an adjusting event after the balance sheet date (wertaufhellendes Ereignis) in KfW’s audited consolidated financial statements for the year ended December 31, 2007.
     Sale Process for Interest in IKB. Upon conclusion in mid-May of the second phase of the sale process for KfW’s interest in IKB a number of offers had been submitted. Following an in-depth examination, KfW selected three bidders with which further more detailed discussions will be held.
     Money Market Liquidity Facility. In May 2008, in order to further facilitate IKB’s refinancing activities, KfW decided to extend a second collateralized money market liquidity facility (Geldhandelslinie) in an amount of up to EUR 1.5 billion to IKB for a period of 12 months. As with the liquidity facility extended to IKB in February 2008, this liquidity facility will not be part of the risk protection measures provided for IKB by KfW or the pool that includes German banking associations.
Board of Managing Directors
     Once the Federal Government has reviewed the proposal, the Executive Committee of KfW’s Board of Supervisory Directors intends to propose Dr. Ulrich Schröder as Chief Executive Officer (Vorstandsvorsitzender) of KfW for election by the Board of Supervisory Directors at its meeting to be held on June 25, 2008. Dr. Schröder is currently Chief Executive Officer of NRW.BANK, Düsseldorf/Germany, which is the state development bank for the State of North Rhine-Westphalia. At the request of the Executive Committee, Dr. Schröder will already become involved in important questions concerning the management of KfW, as well as the IKB sale process, prior to his taking office.

THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product
Gross Domestic Product (GDP)
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
1st quarter 2007	0.6	3.7
2nd quarter 2007	0.2	2.6
3rd quarter 2007	0.7	2.5
4th quarter 2007	0.3	1.8
1st quarter 2008	1.5	2.6
     Economic growth in the first quarter of 2008 was based on both domestic demand and foreign trade. Gross capital formation increased both in a year-on-year comparison and compared to the fourth quarter of 2007. Final consumption expenditure similarly increased, though to a lesser extent, on a year-to-year basis and compared to the fourth quarter of 2007. Net exports also contributed to economic growth, but only in terms of the year-on-year comparison.
Source: Statistisches Bundesamt, Detailed results on the economic performance in the 1st quarter of 2008, press release of May 27, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/05/PE08__191__811,templateId=renderPrint.psml).
Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on previous		Percentage change on the same
Reference period	month		month in previous year
April 2007	0.5		2.1
May 2007	0.0		2.1
June 2007	0.0		1.9
July 2007	0.6		2.1
August 2007	-0.1		2.2
September 2007	0.1		2.7
October 2007	0.3		2.8
November 2007	0.5	(1)	3.2	(1)
December 2007	0.6		3.1	(1)
January 2008	-0.3	(1)	2.8
February 2008	0.5		2.8
March 2008	0.5		3.1
April 2008	-0.2		2.4

(1)	For reference months November and December 2007 the underlying index values were corrected downwards by 0.1 index points.
     The relatively low year-on-year rate of price increase in April 2008 was principally influenced by two factors. First, prices decreased for package holidays (-7.4%) and accommodation services (-0.4%). This decrease was mainly due to the early Easter vacation in March 2008; in 2007, Easter was in April (calendar effect). In addition, the introduction of tuition fees in some Länder in April 2007 no longer influenced the rate of price increase (basis effect). Each of these two factors contributed to a reduction in the year-on-year rate of price increase by 0.2 percentage points.
     The year-on-year rate of price increase in April 2008 was mainly attributable to higher prices for mineral oil products. Despite the strong euro, world market prices of crude oil are continuing to rise. Excluding the price trend for mineral oil products, the year-on-year rate of price increase would have been 1.7%. Motor fuel prices increased by 8.8% compared to April 2007, while liquid fuel prices climbed 38.9%. The prices of other household energy sources also rose considerably compared to April 2007. In addition, prices of food and non-alcoholic beverages increased by an average of 7.1% on a year-on-year basis. The price decrease of 0.2% in April 2008 compared to March 2008 was due to opposite price trends as seasonal month-on-month price decreases for travel more than offset strong price increases for liquid fuel.
Source: Statistisches Bundesamt, Consumer prices in April 2008: +2.4% on April 2007, press release of May 15, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/05/PE08__182__611,templateId=renderPrint.psml).
Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
April 2007	8.5	8.5
May 2007	8.3	8.5
June 2007	8.1	8.4
July 2007	8.2	8.4
August 2007	8.3	8.3
September 2007	7.9	8.2
October 2007	7.6	8.1
November 2007	7.9	8.0
December 2007	8.0	7.9
January 2008	8.0	7.7
February 2008	8.0	7.5
March 2008	8.0	7.4
April 2008	7.8	7.4

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons increased by approximately 650,000, or 1.6%, in April 2008 compared to April 2007. At the same time, the number of unemployed persons decreased by approximately 480,000, or 13.1%, in April 2008 compared to April 2007.
Sources: Statistisches Bundesamt, Hinweise zur ILO-Arbeitsmarktstatistik ab Berichtsmonat September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/DE/Content/Statistiken/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO, templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a, templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a, templateId=renderPrint.psml); Statistisches Bundesamt, Positive trend on the labour market continues, press release of May 29, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/05/PE08__198__132,templateId=renderPrint.psml).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to March 2008	January to March 2007
Foreign trade	50.7	49.4
Services	-1.6	-2.5
Factor income (net)	12.7	13.0
Current transfers	-11.6	-10.9
Supplementary trade items	-2.2	-2.5

Current account	48.0	46.5
Source: Statistisches Bundesamt, German exports in March 2008: +0.2% on March 2007, press release of May 8, 2008 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2008/05/PE08__173__51,templateId=renderPrint.psml).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

By:	/s/ Jürgen Köstner
	Name:	Jürgen Köstner
	Title:	Vice President

Date: May 30, 2008